Exhibit 99.1

Namib Minerals Regains Compliance with Nasdaq Listing Rules

NEW YORK, Feb. 19, 2026 (GLOBE NEWSWIRE) -- Namib Minerals (“Namib Minerals” or “the Company”) (Nasdaq: NAMM) today announced that on February 18, 2026 the Company received a letter from the Nasdaq Stock Market LLC (”Nasdaq”) stating that the Company has regained compliance with the minimum market value of publicly held shares (“MVPHS”) requirement under Nasdaq Listing Rule 5450(b)(2)(C) (the “Rule”).  Accordingly, the Company is now in compliance with all applicable listing standards, and its ordinary shares will continue to be listed on the Nasdaq Global Market.

The Company was previously notified by Nasdaq on January 30, 2026, that it was not in compliance with the MVPHS requirement because its ordinary shares had failed to maintain an MVPHS of at least $15,000,000 as required by the Rule.  In order to regain compliance with the Rule, the Company was required to maintain an MVPHS of $15,000,000 or more for at least 10 consecutive trading days, and Nasdaq determined that this requirement was met.

About Namib Minerals

Namib Minerals (NASDAQ: NAMM) is a gold producer, developer and explorer with operations focused in Zimbabwe. Namib Minerals is a significant player in Africa’s mining industry, driving sustainable growth and innovation across the sector. Currently Namib Minerals operates the How Mine, an underground gold mine in Zimbabwe, and aims to restart two assets in Zimbabwe. For additional information, please visit namibminerals.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this update are forward-looking statements. Any statements that refer to estimates or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. Forward-looking statements include, without limitation, future compliance with Nasdaq requirements. The forward-looking statements are based on our current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks and uncertainties. You should carefully consider the risks and uncertainties described in the filings we make with Securities and Exchange Commission. We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Contacts:

Investor Relations:
ir@namibminerals.com